McGladrey& Pullen

Certified Public Accountants

June 23 2008

McGladrey & Pullen, LLP 18401 Von Karman Ave., 5th Fl.
Irvine, CA 92612-8531
0 949.255.6600 F 949.255.5091 www.mcgladrey.com

Securities and Exchange Commission Washington, D.C. 20549

Commissioners:

We have read Landec Corporation’s (the Company) statements included under Item 4.01(a) of its Form 8-K dated June 5, 2008 and we agree with the Company’s statements contained in subparagraphs i-v and viii. We have no basis to agree or disagree with the statements contained in subparagraph vii. We also agree with the Company’s statements in subparagraph vi that the accounting issues pertain to the application of generally accepted accounting principles in prior periods to:

1.	The allocation of the consideration received in the Monsanto transaction to the various elements of that transaction,

2.	The repurchase of Apio, Inc. and Landec Ag Inc. common stock and stock options held by minority interests,

3.	The consolidation of the Company’s Landec Ag subsidiary as a variable interest entity, and

4.	The Company’s prior years’ disclosures related to income taxes.

We have no basis to agree or disagree with the Company’s statements in Item 4.01(b).

We are not required to state whether we agree or disagree with the Company’s statements in Item 8.01. However, with respect to subparagraph ii of Item 8.01, it is our position that the resolution of the forgoing accounting issues was within the scope of our engagement to provide audit and review services to the Company approved by the Audit Committee, but that the fees and expenses related thereto were outside the scope of our fee arrangements. On April 9, 2008 we communicated to the Audit Committee our intention to bill for those additional fees and expenses.

Very truly yours,

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP McGladrey & Pullen, LIP is a member firm of RSM International — an affiliation of separate and independent legal entities.